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                   Active Assets Government Securities Trust
                    Active Assets California Tax Free Trust
                           Active Assets Money Trust

                          1221 Avenue of the Americas
                            New York, New York 10020

October 27, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention: Larry Greene

  Re:   ACTIVE ASSETS GOVERNMENT SECURITIES TRUST
        Post-Effective Amendment No. 30 to the Fund's Registration Statement (File Nos. 2-71558 and 811-3165 and Accession No. 0001047469-06-011323)

        ACTIVE ASSETS CALIFORNIA TAX FREE TRUST
        Post-Effective Amendment No. 18 to the Fund's Registration Statement (File Nos. 33-41685 and 811-6350 and Accession No. 0001047469-06-011322)

        ACTIVE ASSET MONEY TRUST
        Post-Effective Amendment No. 30 to the Fund's Registration Statement (File Nos. 2-71560 and 811-3159 and Accession No. 0001047469-06-011320)

        (individually, the "Fund" and collectively, the "Funds")

Dear Mr. Greene:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), the Funds hereby submit this application for withdrawal of the above referenced filings, as filed with the Securities and Exchange Commission (the "Commission") on August 28, 2006 (the "Amendment(s)"). The Amendments were filed pursuant to Rule 485(a) of the Act and were scheduled to become automatically effective on October 31, 2006. No securities have been sold in connection with these Amendments.

     These Amendments were filed pursuant to Rule 485(a) under the Act in connection with making certain material changes to each Fund's Registration Statements on Form N-1A, which changes were contingent on the receipt of shareholder approval to modify certain of the Funds' fundamental investment restrictions. These Amendments are being withdrawn as the Funds have yet to obtain a quorum necessary to hold meetings with respect to the proposed modified investment restrictions. These Funds have adjourned their shareholder meetings and hope to obtain a quorum and have shareholders approve the modified investment restrictions at the adjourned meeting. If shareholders approve these modified investment policies at the adjourned meeting, these Funds intend to file an amendment pursuant to Rule 485(a) of the Act in connection with its next "annual update" reflecting the modified investment policies.

     These Funds respectfully requests that this application to withdraw the Amendment be approved by the Commission as soon as possible.

     If you have any questions, please do not hesitate to contact the undersigned at 212-762-5198.


                                                     Respectfully,


                                                     /s/ Joanne Doldo
                                                     ---------------------------
                                                     Joanne Doldo